December 30, 2011

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         AMCOL International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010 (the “2010 Form 10-K”)
Filed March 1, 2011
File No. 001-14447

Dear Ms. Jenkins:

This letter sets forth the response of AMCOL International Corporation (the “Company”) to the Commission’s comment letter dated December 19, 2011.  The Company has reproduced each of the Staff’s questions and indicated its response thereafter.  The Company has reviewed this response with its current independent registered public accounting firm and outside legal counsel.

The Company believes that the following responses appropriately address the Staff’s comments.  We are concurrently filing an amendment (the “Amendment”) to the Form 10-K in connection with our response to Comment 3 below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis

Results of Operations for the Three Years Ended December 31, 2010, page 26

1.	Comment: Please confirm in future filings you will revise your discussion of your segment results for each period presented to more thoroughly describe and quantify underlying material activities that generate variances between periods (e.g. discuss how changes in price versus volume contributed the changes in revenue, as applicable, describe and quantify changes in gross profit between periods, etc.). Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification Section 501.04.

Response: In our future filings, the discussion of our segment results for each period presented will more thoroughly describe and quantify underlying material activities that generate variances between periods. To the extent relevant and when information is available, we will quantify separately the effect of each causal factor that we cite for material changes in our financial statement amounts as required in Financial Reporting Codification Section 501.04. We remain committed to improving our financial reporting.

Note 2 – Segment, Geographic and Market Information, page 57

2.	Comment: We note in your earnings releases and related conference calls you discuss the revenues, and margins of several of your product lines. Tell us if your Metalcasting, Specialty Materials, Basic Minerals, Lining Technologies and Building Materials product lines, among others, represent separate operating segments as defined in FASB ASC 280-10-50-1 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosure required by FASB ASC 280-50-10-20 to 25. In this connection, please expand MD&A to analyze sales, profitability and the cash needs of each segment. Refer to Section 501.06.a of the Codification of Financial Reporting Policies.

Response: In order for our product lines to be considered operating segments as per FASB ASC 280-10-50-1, they would need to have 1) discrete financial information as well as 2) operating results which are regularly reviewed by our Chief Operating Decision Maker (“CODM”) to make resource allocation decisions and assess performance. Our CODM does not regularly review the operating results of the product lines to make resource allocation decisions or assess performance because the discrete financial information that is available at the product line level is insufficient for those purposes. Thus, we do not believe our product lines meet the definition of an operating segment, and our CODM reviews information and makes resource allocation decisions based on information which is available at our already disclosed segment levels: minerals and materials, environmental, oilfield services, transportation, and corporate.

To further put this into context, the product lines rely on common production facilities, shared services, and overhead costs which we do not allocate on a product line basis.  Our infrastructure is dedicated to our minerals and materials, environmental, oilfield services, transportation and corporate segments and not allocable to our product lines.  For example, our minerals segment mines bentonite which is then hauled to centralized plant facilities where it is dried and crushed and potentially milled or further processed.  After these activities, the bentonite can then be sent to other production lines for use in making products specific to a product line or sold as is for certain other product lines.  Thus, one process – mining, drying, and crushing – serves as a feeder process for many product lines which could not otherwise stand on their own as a business without these base infrastructure activities.

Our organization and compensation structure also reflects the fact that our segments are not managed or measured on product line results.  No product line personnel report to our CODM; all product line personnel report to one of our five segment managers, each of whom reports to our CODM.  The short term incentive programs for our segment managers are based on operating profit and return on capital employed for their respective segment, neither of which are tracked at the product line level.

Operating profit, which is our measure of segment profit or loss, balance sheet information, and cash requirements or fluctuations in cash needs are also not available at the product line level as we neither track that nor manage these activities at the product line level.  The following are examples of costs and expenses which are not allocated to product lines:  mining exploration and global mining support, research and development activities, costs of senior operations management personnel, purchasing and supply chain departments, executive segment management personnel, finance and accounting departments, marketing and customer service activities, and certain employee benefit expenses.

Last, product line information is inadequate to make capital allocation decisions.  For example, a plant expansion project may not be justifiable on a specific product line basis, but because that project may benefit the segment in total and provide an improved infrastructure for the segment to support its multiple product lines, the project may be justifiable.

We recognize that, in our recent quarterly earnings calls, our CODM has discussed margins for certain product lines.  However, those discussions are directional in nature because the financial information that is available at the product line level does not include all the costs and expenses necessary to calculate gross profit.

Report of Independent Auditor, page 82

3.	Comment: We reissue our prior comment 12 from our letter dated October 28, 2009. The audit opinion dated September 22, 2009, for Ashapura Minechem Limited, as of March 31, 2009, makes reference to audit reports issued by other auditors related to certain subsidiaries and joint venture companies of Ashapura. In accordance with Auditing Standards, Section 543 and the requirements of Regulation S-X, Rule 2-05, reports of the other auditors are required to be filed and presented in the Form 10-K. Please amend your filing to present such reports of these other auditors or obtain a revised audit report that does not make reference to other auditors.

Response: In response to comment 12 from your letter dated October 28, 2009, we filed Amendment No. 2 to our Form 10-K for the year ended December 31, 2008 and included an audit opinion for Ashapura Minechem Limited which omitted any reference to audit reports issued by other auditors. In preparing the 2010 Form 10-K, we made a clerical error and accidentally included the Ashapura Minechem Limited audit opinion that made reference to audit reports issued by other auditors. The Amendment filed as of the date hereof includes the proper audit opinion which does not make reference to other auditors.

*  *  *  *

The undersigned, on behalf of the Company, acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in these matters.  If you have any further questions regarding these matters, please do not hesitate to contact me.

                Very truly yours,

                /s/ Donald W. Pearson
                Donald W. Pearson
                Chief Financial Officer